SECUR 08025284 ISSION
Washington, D.C. 20549

Rec'd 1/31/08

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# ~~PART III~~

| SEC FILE NUMBER |
|---|
| 8-35008 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 12/01/06 (MM/DD/YY) AND ENDING 11/30/07 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Bear, Stearns & Co. Inc. and subsidiaries

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

383 Madison Avenue
(No. and Street)

| New York | New York | 10179 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Jeffrey M. Farber (212) 272-2000
(Area Code - Telephone Number)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

| Two World Financial Center | New York | New York | 10281-1414 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 12 2008
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**AFFIRMATION**

We, Samuel L. Molinaro, Jr. and Jeffrey M. Farber, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Bear, Stearns & Co. Inc. and subsidiaries, as of November 30, 2007 and for the year then ended, are true and correct, and such consolidated financial statements and unconsolidated supplemental schedules will be made available promptly to all members and allied members of The New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature — January 25, 2008
Date

Chief Financial Officer
Executive Vice President
Title

Signature — January 25, 2008
Date

Controller
Assistant Secretary
Title

Notary Public

JOAN C. FILOSA
Notary Public, State of New York
No. 24-4897197
Qualified in Kings County
Certificate Filed in New York County
Commission Expires May 26, 20[illegible]

# *BEAR, STEARNS & CO. INC. AND SUBSIDIARIES (SEC I.D. No. 8-35008)*

**Consolidated Statement of Financial Condition**
**and Unconsolidated Supplemental Schedules**
**and Independent Auditors' Report**
**and Supplemental Report on Internal Control**
**November 30, 2007**

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Bear, Stearns & Co. Inc:

We have audited the accompanying consolidated statement of financial condition of Bear, Stearns & Co. Inc. and subsidiaries (the "Company") as of November 30, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Bear, Stearns & Co. Inc. and subsidiaries at November 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, effective December 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements."

Our audit was conducted for the purpose of forming an opinion on the consolidated statement of financial condition taken as a whole. The unconsolidated supplemental schedules on pages 26, 27, 28 and 29 are presented for the purpose of additional analysis and are not a required part of the basic consolidated statement of financial condition, but are supplementary information required by the regulations under the Commodity Exchange Act. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic consolidated statement of financial condition and, in our opinion, are fairly stated in all material respects when considered in relation to the basic consolidated statement of financial condition taken as a whole.

Deloitte & Touche LLP

January 25, 2008

# BEAR, STEARNS & CO. INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
## NOVEMBER 30, 2007
## (in thousands, except share data)

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $ 781,197 |
| Cash and securities deposited with clearing organizations or segregated in compliance with federal regulations | 11,593,568 |
| Securities purchased under agreements to resell | 27,815,064 |
| Securities borrowed | 87,500,576 |
| Securities received as collateral | 15,303,311 |
| Receivables: | |
| Customers | 36,062,818 |
| Brokers, dealers and others | 11,349,034 |
| Interest and dividends | 424,601 |
| Financial instruments owned and pledged as collateral, at fair value | 13,668,038 |
| Financial instruments owned, at fair value | 50,035,445 |
| Assets of variable interest entities and mortgage loan special purpose entities | 3,124,922 |
| Other assets | 466,530 |
| TOTAL ASSETS | $ 258,125,104 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | |
| Short-term borrowings | $ 5,213,597 |
| Securities sold under agreements to repurchase | 92,623,012 |
| Securities loaned | 22,237,144 |
| Obligation to return securities received as collateral | 15,303,311 |
| Payables: | |
| Customers | 75,760,316 |
| Brokers, dealers and others | 9,301,817 |
| Parent | 4,427,661 |
| Interest and dividends | 333,601 |
| Financial instruments sold, but not yet purchased, at fair value | 18,517,793 |
| Accrued employee compensation and benefits | 1,570,876 |
| Liabilities of variable interest entities and mortgage loan special purpose entities | 1,643,620 |
| Other liabilities and accrued expenses | 491,353 |
| | 247,424,101 |
| Commitments and contingencies (Note 16) | |
| Subordinated liabilities | 7,780,000 |
| Stockholder's Equity | |
| Preferred stock, $1.00 par value (Adjustable Rate Cumulative Preferred Stock, Series A, $500,000 liquidation preference); 1,000 shares authorized; 300 shares issued | 150,000 |
| Adjustable Rate Cumulative Preferred Stock, Series A, held in treasury, at cost (151 shares) | (61,442) |
| Common stock, $1.00 par value; 1,000 shares authorized and outstanding | 1 |
| Paid-in capital | 570,363 |
| Retained earnings | 2,262,081 |
| Total Stockholder's Equity | 2,921,003 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ 258,125,104 |

See notes to Consolidated Statement of Financial Condition.

## 1. ORGANIZATION AND NATURE OF BUSINESS

The Consolidated Statement of Financial Condition includes the accounts of Bear, Stearns & Co. Inc. and its subsidiaries (collectively the "Company"), including Bear, Stearns Securities Corp. ("Securities Corp."). The Company is a wholly owned subsidiary of The Bear Stearns Companies Inc. (the "Parent"). All material intercompany transactions and balances have been eliminated in consolidation. For purposes of this report, an "affiliate" is defined as the Parent or a direct or indirect subsidiary of the Parent.

*Nature of Business* - The Company, in its capacity as a securities broker-dealer, engages in principal and agency transactions, and underwriting and investment banking activities. The Company is also involved in corporate finance, mergers and acquisitions, equity and fixed income sales and trading, private client services, securities research and futures sales and trading. The Company provides its services and products to a large and diversified group of clients including institutions, governments and individuals.

The Company, through Securities Corp., provides securities and futures clearance, customer financing, securities lending and related services. Additionally, Securities Corp. acts as a clearing broker carrying and clearing (i) customer cash and margin accounts for correspondents on either a fully disclosed or omnibus basis, and (ii) the proprietary trading accounts of hedge funds, brokers and dealers and other professional trading firms (collectively "clearing clients"). Securities Corp. also acts as a carrying and clearing broker for customer and certain proprietary activities of its affiliates on either a fully disclosed or omnibus basis.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of Presentation* - The Consolidated Statement of Financial Condition is prepared in conformity with accounting principles generally accepted in the United States of America. These principles require management to make estimates and assumptions, including those regarding financial instrument valuations, certain accrued liabilities and the potential outcome of litigation, that affect the related amounts reported in the Consolidated Statement of Financial Condition and accompanying notes. Actual results could differ materially from these estimates.

In accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 46 (R), "*Consolidation of Variable Interest Entities*" ("FIN No. 46 (R)"), the Company also consolidates any variable interest entities ("VIEs") for which it is the primary beneficiary. The assets and related liabilities of such variable interest entities have been shown in the Consolidated Statement of Financial Condition in the captions "Assets of variable interest entities and mortgage loan special purpose entities" and "Liabilities of variable interest entities and mortgage loan special purpose entities." See Note 7 "Variable Interest Entities" in the notes to the Consolidated Statement of Financial Condition for further discussion.

*Financial Instruments* - On December 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, "*Fair Value Measurements*." SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair

value measurements. Additionally, SFAS No. 157 disallows the use of block discounts on positions traded in an active market as well as nullifies certain guidance in Emerging Issues Task Force ("EITF") No. 02-3 regarding the recognition of inception gains on certain derivative transactions. See Note 4 "Financial Instruments" in the notes to the Consolidated Statement of Financial Condition for a complete discussion of SFAS No. 157.

Proprietary securities, futures and other derivative transactions are recorded on a trade date basis. Financial instruments owned and financial instruments sold, but not yet purchased, including contractual commitments arising pursuant to futures, forward and option contracts, interest rate swaps and other derivative contracts, are recorded at fair value.

Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models. Valuation pricing models consider time value, yield curve and volatility factors, prepayment speeds, default rates, loss severity, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measurements.

The Company follows SFAS No. 133, "*Accounting for Derivative Instruments and Hedging Activities*," as amended by SFAS No. 138, "*Accounting for Certain Derivative Instruments and Certain Hedging Activities*," and SFAS No. 149, "*Amendment of Statement 133 on Derivative Instruments and Hedging Activities*," which establishes accounting and reporting standards for stand-alone derivative instruments, derivatives embedded within other contracts or securities, and hedging activities. Accordingly, all derivatives, whether stand-alone or embedded within other contracts or securities, are carried in the Company's Consolidated Statement of Financial Condition at fair value.

*Customer Transactions* - Customer securities transactions are recorded on the Consolidated Statement of Financial Condition on a settlement date basis, which is generally three business days after trade date. Receivables from and payables to customers include amounts related to both cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the accompanying Consolidated Statement of Financial Condition.

*Collateralized Securities Transactions* - Transactions involving purchases of securities under agreements to resell ("reverse repurchase agreements") or sales of securities under agreements to repurchase ("repurchase agreements") are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. Reverse repurchase agreements and repurchase agreements are presented on a net-by-counterparty basis, where permitted by accounting principles generally accepted in the United States of America. It is the Company's general policy to take possession of securities with a market value in excess of the principal amount loaned plus the accrued interest thereon, in order to collateralize reverse repurchase agreements. Similarly, the Company is generally required to provide securities to counterparties in order to collateralize repurchase agreements. The Company's agreements with counterparties generally contain contractual provisions allowing for additional collateral to be obtained, or excess collateral returned. It is the Company's policy to value collateral and to obtain additional collateral, or to retrieve excess collateral from counterparties, when deemed appropriate.

Securities borrowed and securities loaned are recorded based on the amount of cash collateral advanced or received. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral. The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess

of the market value of the applicable securities borrowed or loaned. In non-cash loan versus pledge securities transactions, the Company, as lender, records the collateral received as both an asset and as a liability, recognizing the obligation to return the collateral to the borrower. The Company monitors the market value of securities borrowed and loaned, with excess collateral retrieved, or additional collateral obtained, when deemed appropriate.

*Transfers and Servicing of Financial Assets and Extinguishments of Liabilities* - The Company follows SFAS No. 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a Replacement of FASB Statement No. 125,"*("SFAS No. 140") to account for securitizations and other transfers of financial assets and collateral. SFAS No. 140 establishes accounting and reporting standards with a financial-components approach that focuses on control. Under this approach, financial assets or liabilities are recognized when control is established and derecognized when control has been surrendered or the liability has been extinguished. Control is deemed to be relinquished only when all of the following conditions have been met: (1) the assets have been isolated from the transferor, even in bankruptcy or other receiverships; (2) the transferee is a Qualifying Special Purpose Entity ("QSPE") or has the right to pledge or exchange the assets received; and (3) the transferor has not maintained effective control over the transferred assets. Therefore, the Company derecognizes financial assets transferred in securitizations provided that such transfer meets all of these criteria.

*Investment Banking and Advisory Services* - Underwriting revenues and fees for merger and acquisition advisory services are accrued when services for the transactions are substantially completed. Transaction expenses are deferred until the related revenue is recognized.

*Translation of Foreign Currencies* - Assets and liabilities denominated in foreign currencies are translated at fiscal year-end rates of exchange.

*Income Taxes* - The Company is included in the consolidated federal income tax return of the Parent. Pursuant to an agreement with the Parent which allows for current treatment of all temporary differences, primarily deferred compensation and unrealized gains or losses, the Company treats such differences as currently deductible and includes the tax effect on such differences in the payable to the Parent.

*Cash Equivalents* - The Company has defined cash equivalents as liquid investments not held for sale in the ordinary course of business with original maturities of three months or less.

*Cash and Securities Deposited with Clearing Organizations or Segregated in Compliance with Federal Regulations* - The Company is required by its primary regulators, including the Securities and Exchange Commission and Commodities Futures Trading Commission, to segregate cash and securities to satisfy rules regarding the protection of customer assets. Additionally, the Company is required to maintain cash and/or securities at various clearing organizations at which it conducts day-to-day clearance activities.

*Accounting and Reporting Developments* - In June 2006, the FASB issued Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109"* ("FIN No. 48"). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109 *"Accounting for Income Taxes."* FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company will adopt the provisions of FIN No. 48 beginning in

the first quarter of 2008. The adoption of FIN No. 48 will not have a material impact on the Consolidated Statement of Financial Condition of the Company.

In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities."* SFAS No. 159 permits entities to elect to measure financial assets and liabilities (except for those that are specifically scoped out of the Statement) at fair value. The election to measure a financial asset or liability at fair value can be made on an instrument-by-instrument basis and is irrevocable. The difference between the carrying value and the fair value at the election date is recorded as a transition adjustment to opening retained earnings. Subsequent changes in fair value are recognized in earnings. The Company adopted SFAS No. 159 effective December 1, 2007 with no material impact on the Consolidated Statement of Financial Condition of the Company.

In April 2007, the FASB issued a Staff Position ("FSP") FIN No. 39-1, *"Amendment of FASB Interpretation No. 39."* FSP FIN No. 39-1 defines "right of setoff" and specifies what conditions must be met for a derivative contract to qualify for this right of setoff. It also addresses the applicability of a right of setoff to derivative instruments and clarifies the circumstances in which it is appropriate to offset amounts recognized for those instruments in the Consolidated Statement of Financial Condition. In addition, this FSP permits offsetting of fair value amounts recognized for multiple derivative instruments executed with the same counterparty under a master netting arrangement and fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) arising from the same master netting arrangement as the derivative instruments. The provisions of this FSP are consistent with the Company's current accounting practice. The Company will adopt the provisions of FSP FIN No. 39-1 on December 1, 2007. The adoption of FSP FIN No. 39-1 on December 1, 2007, reduced receivables from brokers, dealers and others and financial instruments sold, but not yet purchased each by approximately $3.8 billion.

## 3. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at contracted amounts which approximate fair value. Assets that are recorded at contracted amounts approximating fair value consist largely of short-term secured receivables, including reverse repurchase agreements, securities borrowed, customer receivables and certain other receivables. Similarly, the Company's short-term liabilities such as bank loans, repurchase agreements, securities loaned, customer payables and certain other payables are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and/or short-term maturities, in many cases overnight, and accordingly, their fair values are not materially affected by changes in interest rates.

The Company's subordinated liabilities are recorded at contracted amounts approximating fair value. These subordination agreements have a floating rate of interest which approximated market rates of interest available to the Company at November 30, 2007.

## 4. FINANCIAL INSTRUMENTS

At November 30, 2007, financial instruments owned and financial instruments sold, but not yet purchased, consist of the Company's proprietary trading inventories, at fair value, as follows:

| | Financial instruments owned | Financial instruments sold, but not yet purchased |
|---|---|---|
| | (In thousands) | |
| Mortgage-backed securities | $ 21,116,207 | $ 40,273 |
| Corporate equity and convertible debt | 19,684,314 | 8,320,638 |
| United States government and agency | 12,728,578 | 3,300,514 |
| Corporate debt and other | 7,779,892 | 2,494,862 |
| State and municipal | 1,271,491 | 4,139 |
| Derivative financial instruments | 1,066,438 | 4,332,155 |
| Other sovereign governments | 56,563 | 25,212 |
| | $ 63,703,483 | $ 18,517,793 |

As of November 30, 2007, all financial instruments owned that were pledged to counterparties where the counterparty has the right, by contract or custom, to rehypothecate those securities are classified as financial instruments owned and pledged as collateral, at fair value in the Consolidated Statement of Financial Condition. The carrying value of securities and other inventory positions owned that have been pledged or otherwise encumbered to counterparties where those counterparties do not have the right to sell or repledge was approximately $39.7 billion at November 30, 2007.

Financial instruments sold, but not yet purchased, represent obligations of the Company to purchase the specified financial instrument at the then current market price. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to purchase such securities may exceed the amount recognized in the Consolidated Statement of Financial Condition.

*Concentration Risk*

The Company is subject to concentration risk by holding large positions or committing to hold large positions in certain types of securities, securities of a single issuer (including governments), issuers located in a particular country or geographic area, or issuers engaged in a particular industry. Positions taken and commitments made by the Company, including underwritings, often involve substantial amounts and significant exposure to individual issuers and businesses, including non-investment grade issuers. At November 30, 2007, the Company's most significant concentrations are related to United States government securities, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation agency mortgage-backed securities, which are included in United States government and agency and mortgage-backed securities inventory captions above. In addition, a substantial portion of the collateral held by the Company for reverse repurchase agreements consists of securities issued by the United States government and agencies. The Company seeks to limit concentration risk through the use of systems and procedures described in the discussion of market and credit risk within these notes to the Consolidated Statement of Financial Condition.

*Fair Value Measurement*

On December 1, 2006, the Company adopted SFAS No. 157, "*Fair Value Measurements*". SFAS No. 157 applies to all financial instruments that are measured and reported on a fair value basis. This includes those items currently reported in financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value on the Consolidated Statement of Financial Condition as well as certain financial instruments reported in other assets that are carried at fair value.

As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable firm inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

- Level 1: Quoted market prices in active markets for identical assets or liabilities.
- Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
- Level 3: Unobservable inputs that are not corroborated by market data.

Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded derivatives and listed equities. Additionally, this category also includes those financial instruments that are typically valued using alternative approaches but for which the Company typically receives independent external valuation information including U.S. Treasuries, other U.S. Government and agency securities, and certain cash instruments such as money market funds and certificates of deposit.

Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including time value, yield curve, volatility factors, prepayment speeds, default rates, loss severity, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Financial instruments in this category include certain corporate equities, corporate debt, other sovereign governments, certain mortgage-backed securities and non-exchange-traded derivatives such as interest rate swaps.

Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are generally less readily observable. Included in this category are certain mortgage-backed securities and complex derivative structures including long-dated equity derivatives.

In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are subject to SFAS No. 157. At each reporting period, all assets and liabilities for which the fair value measurement is based on significant unobservable inputs are classified as Level 3.

Assets at Fair Value as of November 30, 2007

| (in thousands) | Level 1 | Level 2 | Level 3 | Impact of Netting | Balance as of November 30, 2007 |
|---|---|---|---|---|---|
| **Financial Instruments Owned, at fair value** | | | | | |
| Total Non-Derivative Trading Inventory | $ 22,144,646 | $ 37,975,631 | $ 2,516,768 | $ - | $ 62,637,045 |
| Derivative Trading Inventory [1] | 13,012 | 1,318,878 | 73,499 | (338,951) | 1,066,438 |
| Total Financial Instruments Owned, at fair value | 22,157,658 | 39,294,509 | 2,590,267 | (338,951) | 63,703,483 |
| **Other Assets** [2] | 61,582 | 1,249,041 | 323,518 | - | 1,634,141 |
| **Total Assets at Fair Value** | $ 22,219,240 | $ 40,543,550 | $ 2,913,785 | $ (338,951) | $ 65,337,624 |

Liabilities at Fair Value as of November 30, 2007

| (in thousands) | Level 1 | Level 2 | Level 3 | Impact of Netting | Balance as of November 30, 2007 |
|---|---|---|---|---|---|
| **Financial Instruments Sold, But Not Yet Purchased, at fair value** | | | | | |
| Total Non-Derivative Trading Inventory | $ (11,403,511) | $ (2,779,075) | $ (3,052) | $ - | $ (14,185,638) |
| Derivative Trading Inventory [1] | (87,488) | (4,510,099) | (73,519) | 338,951 | (4,332,155) |
| Total Financial Instruments Sold, But Not Yet Purchased, at fair value | (11,490,999) | (7,289,174) | (76,571) | 338,951 | (18,517,793) |
| **Total Liabilities at Fair Value** | $ (11,490,999) | $ (7,289,174) | $ (76,571) | $ 338,951 | $ (18,517,793) |

[1] - *The derivative trading inventory balances are reported on a gross basis by level with a corresponding adjustment for netting.*

[2] - *Other assets includes certain items such as alternative investments, assets of variable interest entities and mortgage securitizations that did not meet the criteria for sale treatment under SFAS No. 140.*

As stated above SFAS No. 157 applies to all financial assets and liabilities that are reported on a fair value basis. These valuations are adjusted for various factors including credit risk. For applicable financial assets carried at fair value, the credit standing of the counterparties is analyzed and factored into the fair value measurement of those assets. SFAS No. 157 states that the fair value measurement of a liability must reflect the nonperformance risk of the entity. Therefore, the impact of credit standing as well as any potential credit enhancements (e.g. collateral) has been factored into the fair value measurement of both financial assets and liabilities.

The non-derivative trading inventory category includes securities such as U.S. Government and agency, other sovereign governments, state and municipal, corporate equities, convertible debt, corporate debt, mortgage- and asset-backed securities, as well as certain other items. They are reported in financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value on the Consolidated Statement of Financial Condition. The derivatives trading inventory balances in the table above are reported on a gross basis by level with a netting adjustment presented separately in the "Impact of Netting" column. The Company often enters into different types of derivative contracts with

a single counterparty and these contracts are covered under one ISDA master netting agreement. The fair value of the individual derivative contracts are reported gross in their respective levels based on the fair value hierarchy.

Other assets represent those financial assets that the Company carries at fair value but are not included in financial instruments owned, at fair value caption. Other assets includes certain items such as alternative investments, assets of VIEs and mortgage securitizations that did not meet the criteria for sale treatment under SFAS No. 140.

The following table provides a reconciliation of the beginning and ending balances for the major classes of assets and liabilities measured at fair value using significant unobservable inputs (Level 3):

**Level 3 Financial Assets and Liabilities for the year ended November 30, 2007**

| (in thousands) | Balance as of November 30, 2006 | Total gains/ (losses) (realized and unrealized) | Purchases, issuances, sales, settlements | Transfers in/out of Level 3 | Balance as of November 30, 2007 | Changes in unrealized gains/ (losses) included in earnings relating to assets and liabilities still held at reporting date |
|---|---|---|---|---|---|---|
| Non-Derivative Trading Assets | $ 2,772,378 | $ (1,316,136) | $ 666,963 | $ 393,563 | $ 2,516,768 | $ (650,602) |
| Non-Derivative Trading Liabilities | (1,449) | 9,922 | (56,948) | 45,423 | (3,052) | 19,718 |
| Derivative Trading Inventory (Net) | 5,693 | (65,697) | (252,218) | 312,202 | (20) | 11 |
| Other Assets | 277,835 | (337,081) | 53,687 | 329,077 | 323,518 | (836,504) |

*Non-Derivative Trading Assets and Liabilities* - Realized and unrealized gains or losses on Level 3 assets and liabilities are primarily reported in principal transactions in the Consolidated Statement of Operations. The Level 3 non-derivative trading assets reflect an unrealized loss primarily due to the mortgage-backed securities related inventory write-downs incurred during the fourth quarter of 2007. The Company manages its exposure on a portfolio basis and regularly engages in offsetting strategies in which financial instruments from one fair value hierarchy level are used to economically offset the risk of financial instruments in the same or different levels. Therefore, realized and unrealized gains and losses reported as Level 3 may be offset by gains or losses attributable to assets or liabilities classified in Level 1 or Level 2.

*Transfers* - The Company reviews the fair value hierarchy classifications on a monthly basis. Changes in the observability of the valuation attributes may result in a reclassification of certain financial assets or liabilities. Such reclassifications are reported as transfers in/out of Level 3 at fair value in the month in which changes occur. The transfers into Level 3 were primarily related to mortgage- and asset-backed securities for which there was a significant reduction in trading activity for these securities during the latter part of fiscal 2007.

## 5. SHORT-TERM BORROWINGS

The Company obtains short-term financing by borrowing from its Parent, bank loans and by entering into repurchase and master-note agreements. Borrowings from the Parent are made on an unsecured basis. Repurchase and master-note agreements are collateralized principally by United States government and agency securities. Interest rates on such borrowings are generally negotiated at the time of the transactions and reflect market interest rates. The Company's short-term borrowings from bank loans and master note agreements at November 30, 2007 consisted of the following:

| | Unsecured | Secured<br>(in thousands) | Total |
|---|---|---|---|
| Bank Loans | $ 1,839,090 | $ 859,802 | $ 2,698,892 |
| Master Notes | 398,230 | 2,116,475 | 2,514,705 |
| | $ 2,237,320 | $ 2,976,277 | $ 5,213,597 |

*Committed Credit Facilities*

Bear, Stearns & Co. Inc., along with the Parent and certain affiliates, including Securities Corp., have in place a committed revolving credit facility ("Facility") totaling $4.0 billion, which permits borrowing on a secured basis by Bear, Stearns & Co. Inc., Securities Corp., the Parent, Bear, Stearns International Limited and certain other affiliates. Secured borrowings can be collateralized by both investment-grade and non-investment-grade financial instruments as the Facility provides for defined advance rates on a wide range of financial instruments eligible to be pledged. The Facility terminates in February 2008, with all loans outstanding at that date payable no later than February 2009. The Company currently expects to renew such Facility upon expiration. There were no borrowings outstanding under the Facility at November 30, 2007.

At November 30, 2007, Securities Corp., along with the Parent, Bear, Stearns International Limited and an affiliate, had a $350 million committed revolving credit facility ("Pan Asian Facility"), which permits borrowing on a secured basis collateralized by foreign securities at pre-specified advance rates. In December 2007, the Pan Asian Facility was renewed at a $350 million committed level with substantially the same terms. The Pan Asian Facility, as renewed, terminates in December 2008 with all loans outstanding at that date payable no later than December 2009. There were no borrowings outstanding under the Pan Asian Facility at November 30, 2007.

In June 2007, Securities Corp. renewed a committed revolving credit facility agreement (the "Credit Agreement") to borrow up to $100 million to support liquidity needs. The Credit Agreement, as renewed, terminates in June 2008, with all loans outstanding at the termination date payable no later than June 2009. There were no borrowings outstanding under the Credit Agreement at November 30, 2007.

The committed revolving credit facilities mentioned above contain various financial covenants, including the maintenance of specified levels of stockholders' equity of the Parent and maintenance of a minimum level of net capital of Securities Corp., as defined in the Uniform Net Capital Rule 15c3-1 (the "Net Capital Rule") under the Securities Exchange Act of 1934. At November 30, 2007, the Parent and Securities Corp. were in compliance with all such financial covenants.

## 6. TRANSFERS OF FINANCIAL ASSETS AND LIABILITIES

*Collateralized Financing Transactions*

The Company enters into secured borrowing or lending agreements to obtain collateral necessary to effect settlements, finance inventory positions, meet customer needs or re-lend as part of its dealer operations.

The Company receives collateral under reverse repurchase agreements, securities borrowed transactions, derivative transactions, customer margin loans and other secured money-lending activities. In many instances, the Company is generally permitted by contract or custom to rehypothecate securities received as collateral. These securities received as collateral may be used to secure repurchase agreements, enter into securities lending or derivative transactions, or cover short positions. The Company also pledges financial instruments owned to collateralize certain financing arrangements and, where permissible, the counterparty may pledge or rehypothecate the securities. These securities are recorded as financial instruments owned and pledged as collateral, at fair value in the Consolidated Statement of Financial Condition.

At November 30, 2007, the fair value of securities received as collateral by the Company that can be repledged, delivered or otherwise used was approximately $307.1 billion. This collateral was generally obtained under reverse repurchase, securities borrowed or margin lending agreements. Of these securities received as collateral, those with a fair value of approximately $196.4 billion were delivered or repledged, generally as collateral under repurchase or securities lending agreements, or to cover short sales.

In relation to non-cash loan versus pledge securities transactions, the Company recorded collateral received and a related obligation to return this collateral of approximately $15.3 billion at November 30, 2007.

The Company also enters into repurchase agreements to obtain financing. Beginning in fiscal 2006 the Company entered into equity repurchase agreements with third parties to increase levels of secured financing for itself and its affiliates. Such equity repurchase agreements totaled approximately $26.3 billion at November 30, 2007.

*Securitizations*

The Company, as part of its business, securitizes mortgage-backed securities and other financial assets. Securitization transactions are generally treated as sales, provided that control has been relinquished. In connection with securitization transactions, the Company establishes special-purpose entities ("SPEs"), in which transferred assets are sold to an SPE and repackaged into securities or beneficial interests. Transferred assets are recorded at fair value prior to securitization. The majority of the Company's involvement with SPEs relates to securitization transactions meeting the definition of a QSPE under the provisions of SFAS No. 140. Provided it has relinquished control over such assets, the Company derecognizes financial assets transferred in securitizations and does not consolidate the financial statements of QSPEs. For SPEs that do not meet the QSPE criteria, the Company uses the guidance in FIN No. 46 (R) to determine whether the SPE should be consolidated.

In connection with these securitization activities, the Company may retain interests in securitized assets in the form of senior or subordinated securities or as residual interests. Retained interests in securitizations are generally not held to maturity and are typically sold shortly after the settlement of a securitization. The weighted average holding period for retained interest positions in inventory at

November 30, 2007 was approximately 190 days. These retained interests are included in financial instruments owned, at fair value in the Consolidated Statement of Financial Condition and are carried at fair value. Consistent with the valuation of similar inventory, fair value is determined by broker-dealer price quotations and internal valuation pricing models that utilize variables such as yield curves, prepayment speeds, default rates, loss severity, interest rate volatilities and spreads. The assumptions used for the pricing variables are primarily based on observable transactions in similar securities and are often further verified by external pricing sources, when available.

The Company's securitization activities during the year ended November 30, 2007 are detailed below:

| | Agency Mortgage | Other Mortgage- and Asset-Backed (in billions) | Total |
|---|---|---|---|
| Total Securitizations | $ 23.0 | $ 13.5 | $ 36.5 |

The following table summarizes the Company's retained interests by rating as of November 30, 2007:

| | Amount (in billions) |
|---|---|
| Retained interests: | |
| AAA rated agency mortgage-backed | $ 2.4 |
| AAA rated other mortgage-and asset-backed | 1.9 |
| Total AAA rated | 4.3 |
| Other investment grade | 0.8 |
| Non-investment grade | 0.6 |
| Total | $ 5.7 |

The Company is an active market maker in these securities and therefore may retain interests in assets it securitizes, predominantly highly rated or government agency-backed securities. The models employed in the valuation of retained interests consider possible changes in prepayment speeds in response to changes in future interest rates, as well as potential credit losses. Prepayment speed changes are incorporated by calibrating the distribution of possible future interest rates to the observed levels of implied volatility in the market for interest rate options and generating the corresponding cash flows for the securities using prepayment models. Credit losses are considered through explicit loss models for positions exposed to significant default risk in the underlying collateral, and through option-adjusted spreads that also incorporate additional factors such as liquidity and model uncertainty for all positions. The models use discount rates that are based on the treasury curve, plus the option-adjusted spread.

The following are the key economic assumptions used in measuring the fair value of retained interests in assets the Company securitized as of November 30, 2007:

| | Agency Mortgage-Backed | Other Mortgage- and Asset-Backed |
|---|---|---|
| Weighted average life (years) | 5.7 | 3.3 |
| Prepayment speed (annual rate) | 7% - 39% | 6% - 39% |
| Credit losses | - | 0% - 50% |

Key points on the constant maturity treasury curve at November 30, 2007 were 3.03% for 2-year treasuries and 4.14% for 10-year treasuries, and ranged from 3.03% to 4.47%. The weighted average spread was 116 basis points and 468 basis points for agency mortgage-backed securities and other mortgage- and asset-backed securities, respectively, at November 30, 2007.

The following hypothetical sensitivity analysis, as of November 30, 2007, illustrates the potential adverse change in fair value of these retained interests due to a specified change in the key valuation assumptions. The interest rate changes represent a parallel shift in the treasury curve. This shift considers the corresponding effect of other variables, including prepayments. The remaining valuation assumptions are changed independently. Retained interests in securitizations are generally not held to maturity and are typically sold after the settlement of a securitization. The Company considers the current and expected credit profile of the underlying collateral in determining the fair value and periodically updates the fair value for changes in credit, interest rate, prepayment speeds and other pertinent market factors. Changes in portfolio composition, updates to loss and prepayment models, and changes in the level of interest rates and market prices for retained interests, can combine to produce significant changes in the sensitivities reported even if aggregate market values do not change significantly. Actual credit losses on retained interests have not been significant:

| | Agency Mortgage-Backed | Other Mortgage- and Asset-Backed |
|---|---|---|
| | (in millions) | |
| Interest rates | | |
| Impact of 50 basis point adverse change | $ (66) | $ (75) |
| Impact of 100 basis point adverse change | (143) | (153) |
| Prepayment speed | | |
| Impact of 10% adverse change | (5) | (26) |
| Impact of 20% adverse change | (8) | (44) |
| Credit losses | | |
| Impact of 10% adverse change | (10) | (112) |
| Impact of 20% adverse change | (19) | (207) |

This table should be viewed with caution since the changes in a single variable generally cannot occur without changes in other variables or conditions that may counteract or amplify the effect of the changes outlined in the table. Changes in fair value based on adverse variations in assumptions generally cannot be extrapolated because the relationship of the change in assumptions to the change in fair value is not usually linear. In addition, this table does not consider the change in fair value of hedging positions, which would generally offset the changes detailed in the table, nor does it consider any corrective action that the Company may take in response to changes in these conditions. The impact of hedges is not presented because hedging positions are established on a portfolio level and allocating the impact would not be practicable.

## 7. VARIABLE INTEREST ENTITIES

The Company regularly creates or transacts with entities that may be VIEs. These entities are an essential part of its securitization, asset management and structured finance businesses. In addition, the Company purchases and sells financial instruments that may be variable interests. The Company follows the guidance in FIN No. 46 (R) and consolidates those VIEs in which the Company is the primary beneficiary.

The Company may perform various functions, including acting as the seller, investor, structurer or underwriter in securitization transactions. These transactions typically involve entities that are considered to be QSPEs as defined in SFAS No. 140. QSPEs are exempt from the requirements of FIN No. 46 (R). For securitization vehicles that do not qualify as QSPEs, the holders of the beneficial interests have no recourse to the Company, only to the assets held by the related VIE. In certain of these VIEs, the Company could be determined to be the primary beneficiary through its ownership of certain beneficial interests, and therefore required to consolidate the assets and liabilities of the VIE.

The Company acts as underwriter in several collateralized debt obligation transactions. In these transactions the Company establishes a trust that purchases a portfolio of assets and issues trust certificates that represent interests in the portfolio of assets. The Company may retain certain trust certificates or may purchase trust certificates in the secondary market. In certain of these transactions, these interests result in the Company becoming the primary beneficiary of these entities. The holders of the trust certificates have recourse only to the underlying assets of the trusts and not to other assets of the Company.

The Company also has a limited number of mortgage securitizations that did not meet the criteria for sale treatment under SFAS No. 140. As such, the Company continues to carry the assets and liabilities from these transactions on the Consolidated Statement of Financial Condition.

The following table sets forth the Company's total assets and maximum exposure to loss associated with its variable interests in consolidated VIEs where the Company is deemed to be the primary beneficiary and securitizations for which the Company did not meet the criteria for sale treatment.

| | VIE Assets [1] | Maximum Exposure to Loss |
|---|---|---|
| | (in millions) | |
| Mortgage Securitizations | $ 1,653.3 | $ 1,184.3 |
| Collateralized Debt Obligations | 1,471.6 | 297.0 |
| Total | $ 3,124.9 | $ 1,481.3 |

[1] Represents the fair value of the Company's interest in these entities and is reflected on the Consolidated Statement of Financial Condition.

The Company also owns significant variable interests in several VIEs related to collateralized debt obligations for which the Company is not the primary beneficiary and therefore does not consolidate these entities. In aggregate, these VIEs have assets approximating $7.5 billion. At November 30, 2007, the Company's maximum exposure to loss from these entities approximates $105.4 million, which represents the fair value of its interests and is reflected in financial instruments owned, at fair value on the Consolidated Statement of Financial Condition.

The Company purchases and sells interests in entities that may be deemed to be VIEs in its market-making capacity in the ordinary course of business. As a result of these activities, it is reasonably possible that such entities may be consolidated and deconsolidated at various points in time. Therefore the variable interests included above may not be held by the Company in future periods.

## 8. INCOME TAXES

Pursuant to an agreement with the Parent which allows for current treatment of all temporary differences, primarily deferred compensation and unrealized gains or losses, the Company treats such differences as currently deductible and includes the tax effect on such differences in the payable to the Parent. In the absence of such an agreement, the Company would have reported a cumulative deferred tax asset of approximately $1.6 billion at November 30, 2007.

## 9. SUBORDINATED LIABILITIES

The subordinated loan agreements with the Parent at November 30, 2007, consisted of subordinated notes under revolving credit and other subordination agreements maturing in fiscal 2008 through 2015. At November 30, 2007, the total facility available under these agreements was approximately $9.6 billion. Maturities of amounts drawn at November 30, 2007, are as follows:

| Fiscal Year | Amount (in thousands) |
|---|---|
| 2008 | $ 1,500,000 |
| 2010 | 2,310,000 |
| 2011 | 1,700,000 |
| 2012 | 2,000,000 |
| 2015 | 270,000 |
| Total | $ 7,780,000 |

Of the total facility and amount drawn, $4.5 billion and $3.4 billion, respectively, relate to Securities Corp. At November 30, 2007, Bear, Stearns & Co. Inc.'s and Securities Corp.'s outstanding subordinated liabilities are available to Bear, Stearns & Co. Inc. and Securities Corp., respectively, in computing their net capital pursuant to the Net Capital Rule. To the extent that the outstanding subordinated liabilities are required for Bear, Stearns & Co. Inc.'s and Securities Corp.'s continued compliance with their Net Capital Rule requirements, the subordinated liabilities may not be repaid.

The Company's subordinated revolving credit and other subordination agreements require payment of interest at floating rates based on the London Interbank Offered Rate. For the year ended November 30, 2007, the weighted average interest rate on the Company's subordinated liabilities was approximately 5.75%. At November 30, 2007, interest rates that were in effect ranged from 4.87% to 5.49%.

## 10. REGULATORY REQUIREMENTS

Bear, Stearns & Co. Inc. is a registered broker-dealer and futures commission merchant and, accordingly, is subject to Rule 15c3-1 under the Securities Exchange Act of 1934 ("Net Capital Rule") and Rule 1.17 under the Commodity Futures Trading Commission ("CFTC"). Effective December 1, 2005, the Securities and Exchange Commission approved Bear, Stearns & Co. Inc.'s use of Appendix E of the Net Capital Rule which establishes alternative net capital requirements for broker-dealers that are part of consolidated supervised entities ("CSE"). Appendix E allows Bear, Stearns & Co. Inc. to calculate net capital charges for market risk and derivatives-related credit risk based on mathematical models provided that Bear, Stearns & Co. Inc holds tentative net capital in excess of $1 billion and net capital in excess of $500 million. Bear, Stearns & Co. Inc. is also subject to the CFTC's minimum financial requirements which require the maintenance of net capital, as defined, equal to 8% of customer risk maintenance margin requirements plus 4% of non-customer risk maintenance margin requirements, all as defined in the capital rules of the CFTC. At November 30, 2007, Bear, Stearns & Co. Inc.'s net capital of approximately $3.6 billion exceeded the minimum regulatory net capital requirement of approximately $0.6 billion by approximately $3.0 billion. Bear, Stearns & Co. Inc.'s net capital computation, as defined, includes approximately $1.2 billion, which is the net capital of BSSC in excess of 5.5% of aggregate debit items arising from customer transactions.

For the year ended November 30, 2007, Bear, Stearns & Co. Inc. qualified for the Business Mix Test Exemption of Section 11(a)(1)G of the Securities Exchange Act of 1934, which allows member firms to execute their own proprietary orders if the member firm is engaged primarily in a public securities business and the transactions yield priority, parity and precedence to transactions for accounts of persons who are not members or associated with members of the national securities exchanges.

## 11. EMPLOYEE BENEFIT PLAN

Substantially all employees of the Company participate in the Parent's qualified non-contributory profit sharing plan. Contributions to the plan are made at the discretion of management in amounts that relate to the level of income before provision for income taxes of the Parent.

## 12. STOCK COMPENSATION PLANS

Certain employees of the Company participate in the Parent's stock compensation plans which provide for grants of Capital Accumulation Plan ("CAP Plan") units, restricted stock units and option awards of the Parent. Effective December 1, 2005, the Parent adopted SFAS No. 123 (R), *"Share-Based Payment,"* using the modified prospective application method. SFAS No. 123 (R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements using a fair value-based method. Stock-based compensation cost is measured at grant date, based on the fair value of the award and is recognized as expense over the requisite service period.

Beginning in fiscal 2007, the requisite service period was changed to align with the vesting schedule for the Parent's stock-based incentive plans. Further it was concluded that, under SFAS No. 123 (R), the grant date for stock-based compensation awards is the date the awards are approved by the Parent's Compensation Committee.

The Parent's stock compensation plans are summarized below.

*Capital Accumulation Plan* - Pursuant to the CAP Plan, certain key executives receive a portion of their total annual compensation in the form of CAP units. The number of CAP units credited is a function of the dollar amount awarded to each participant and the closing fair market value of the Parent's common stock on the date of the award. The CAP units awarded under the CAP Plan are subject to vesting and convert to common stock of the Parent after five years. CAP units granted contain selling restrictions subsequent to the vesting date. Holders of CAP units may forfeit ownership of a portion of their award if employment is terminated before the end of the vesting period.

Each CAP unit gives the participant an unsecured right to receive, on an annual basis, an amount equal to the Parent's pre-tax income per share, as defined by the CAP Plan, less the Parent's net income per share, as defined by the CAP Plan, plus dividends per share ("earnings adjustment"), subject to certain limitations. The earnings adjustment will be credited to each participant's deferred compensation account in the form of additional CAP units, based on the number of CAP units in such account at the end of each fiscal year. The number of CAP units credited depends on the amount awarded to each participant and the average per share cost of common stock acquired by the Parent. On completion of the five-year deferral period, participants are entitled to receive shares of common stock equal to the number of CAP units then credited to their respective deferred compensation accounts.

*Restricted Stock Unit Plan* - The Restricted Stock Unit Plan ("RSU Plan") provides for a portion of certain key employees' compensation to be granted in the form of restricted stock units ("RSUs"), with allocations made to participants' deferred compensation accounts. Under the RSU Plan, RSUs granted to employees generally vest over three years and generally convert to common stock of the Parent within four years. Such units are restricted from sale, transfer or assignment until the end of the restriction period. RSUs granted contain selling restrictions subsequent to the vesting date. Holders of RSUs generally forfeit ownership of a portion of their award if employment is terminated before the end of the vesting period. Holders of RSUs are entitled to receive a dividend in the form of additional RSUs, based on dividends declared on the common stock of the Parent.

At November 30, 2007, there was approximately $141.9 million of total unrecognized compensation cost related to stock-based compensation granted under the RSU Plan which is expected to be allocated to the Company over a weighted average period of approximately 3.6 years.

*Stock Award Plan* - Pursuant to the Stock Award Plan, certain key employees are given the opportunity to acquire common stock of the Parent through the grant of options. Stock options generally have a 10-year expiration.

## 13. PREFERRED STOCK

The Company's Adjustable Rate Cumulative Preferred Stock, Series A (the "Preferred Stock"), owned by the Parent, has a liquidation preference of $500,000 per share and is entitled to dividends, on a cumulative basis, at a rate equal to 135 basis points below the highest of the Treasury Bill Rate, the Ten Year Constant Maturity Rate or the Thirty Year Constant Maturity Rate, as defined. However, the dividend rate for any dividend period may not be less than 5.50% per annum, or greater than 11.00% per annum. During the year, the dividend rate on the Preferred Stock was 5.50%.

The Company may redeem the Preferred Stock either in whole or part at a redemption price of $500,000 per share plus accumulated and unpaid dividends.

## 14. MARKET AND CREDIT RISK

The Company, in its capacity as a dealer in over-the-counter derivative financial instruments and in connection with its proprietary market-making and trading activities, enters into transactions in a variety of cash and derivative financial instruments for proprietary trading and to manage its exposure to market and credit risk. These risks include interest rate, exchange rate, equity price and commodity price risk. A derivative is a financial contract whose value is based on underlying reference interest rates, currencies, commodities, market indices or securities. This includes futures, forwards, swap or option contracts, as well as caps, floors and collars. Generally, these financial instruments represent commitments or rights to exchange interest payment streams or currencies or to purchase or to sell other securities at specific terms at specified future dates. Option contracts generally provide the holder with the right, but not the obligation, to purchase or sell a financial instrument at a specific price on or before an established date or dates. These financial instruments may result in market and/or credit risk in excess of amounts recorded in the Consolidated Statement of Financial Condition.

*Market Risk*

Derivative financial instruments involve varying degrees of off-balance-sheet market risk, whereby changes in the level or volatility of interest rates, foreign currency exchange rates or market values of the underlying financial instruments may result in changes in the value of a particular financial instrument in excess of the amounts currently reflected in the Consolidated Statement of Financial Condition. The Company's exposure to market risk is influenced by a number of factors, including the relationships among and between financial instruments with off-balance-sheet risk, the Company's proprietary securities, futures and derivatives inventories as well as the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk through the use of hedging strategies and various statistical monitoring techniques.

*Credit Risk*

Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. At any point in time, the Company's exposure to credit risk associated with counterparty non-performance is generally limited to the net replacement cost of over-the-counter contracts, net of the value of collateral held. Such financial instruments are reported at fair value on a net-by-counterparty basis pursuant to enforceable netting agreements. Exchange-traded financial instruments, such as futures and options, generally do not give rise to significant unsecured counterparty exposure due to the margin requirements of the exchanges, as well as the firm's internal margin requirements, which may be greater than those prescribed by the individual exchanges. Options written by the Company generally do not give rise to counterparty credit risk since they obligate the Company (not its counterparty) to perform.

The Company has controls in place to monitor credit exposures by assessing the future creditworthiness of counterparties and limiting transactions with specific counterparties. The Company also seeks to control credit risk by following an established credit approval process, monitoring credit limits and requiring collateral where appropriate.

## 15. CUSTOMER ACTIVITIES

*Customer Credit Risks*

The Company's activities for both clearing clients and customers, including affiliates, (collectively "customers"), involve the execution, settlement and financing of customers' securities, and securities derivative transactions. Securities derivative transactions principally include futures, swaps, contracts for difference, forwards, options and various structured products. The Company provides the ability for customers to execute and settle securities and securities derivative transactions on listed exchanges, as well as, in the over the counter ("OTC") markets. Securities and securities derivative transactions may be settled on a cash basis or financed on a margin basis. The collateral requirement on a margin loan is established based on either regulatory guidelines or internal risk-based requirements for clients employing enhanced leverage using one or several leverage products offered to customers.

In connection with certain customer activities, the Company executes and settles customer's transactions involving the sale of securities and securities derivative transactions short ("short sales"). When a customer sells a security short, the Company may be required to borrow securities to settle a customer short sale transaction and, as such, these transactions may expose the Company to a potential loss if customers are unable to fulfill their contractual obligations and customers' collateral balances are insufficient to fully cover their losses. In the event customers fail to satisfy their obligations, the Company may be required to purchase financial instruments at prevailing market prices to fulfill the customers' obligations.

The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and, pursuant to such guidelines, may require customers to deposit additional cash or other collateral, or to reduce positions, when deemed necessary. The Company also establishes credit limits for customers engaged in futures activities and monitors credit compliance. Additionally, with respect to the Company's correspondent clearing activities, introducing correspondent firms generally guarantee the contractual obligations of their customers. Further, the Company seeks to reduce credit risk by entering into netting agreements with customers, which permit receivables and payables with such customers to be offset in the event of a customer default.

In connection with the Company's customer financing and securities settlement activities, the Company may pledge customers' securities as collateral to satisfy the Company's exchange margin deposit requirements or to support its various secured financing sources such as bank loans, securities loaned and repurchase agreements. In the event counterparties are unable to meet their contractual obligations to return customers' securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices to satisfy its obligations to such customers. The Company seeks to control this risk by monitoring the market value of securities pledged and by requiring adjustments of collateral levels in the event of excess exposure. Moreover, the Company establishes credit limits for such activities and monitors credit compliance.

*Concentrations of Credit Risks*

The Company is engaged in providing securities processing services to a diverse group of individuals and institutional investors, including affiliates. A substantial portion of the Company's transactions are collateralized and may be executed with, or made on behalf of, institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, hedge funds and other financial institutions. The Company's exposure to credit risk associated with the non-performance of customers in fulfilling their contractual obligations pursuant to securities and futures transactions can be directly affected by volatile or illiquid trading markets, which may impair customers' ability to satisfy their obligations to the Company. The Company attempts to minimize credit risk associated with these activities by monitoring customers' credit exposure and collateral values and requiring, when deemed necessary, additional collateral to be deposited with the Company.

A significant portion of the Company's securities processing activities include clearing transactions for hedge funds, brokers and dealers and other professional traders, including affiliates. Due to the nature of these operations, which may include significant levels of credit extension such as leveraged purchases, short selling and option writing, the Company may have significant credit exposure should these customers be unable to meet their commitments. In addition, the Company may be subject to concentration risk through providing margin to those customers holding large positions in certain types of securities, securities of a single issuer, including sovereign governments, issuers located in a particular country or geographic area or issuers engaged in a particular industry, where the Company receives such large positions as collateral. The Company seeks to control these risks by monitoring margin collateral levels for compliance with both regulatory and internal guidelines. Additional collateral is obtained when necessary. To further control these risks, the Company has developed automated risk control systems that analyze the customers' sensitivity to major market movements. The Company will require customers to deposit additional margin collateral, or reduce positions, if it is determined that customers' activities may be subject to above-normal market risk.

The Company acts as a clearing broker for substantially all of the customer and proprietary securities and futures activities of its affiliates on either a fully disclosed or omnibus basis. Such activities are conducted on either a cash or margin basis. The Company requires its affiliates to maintain margin collateral in compliance with various regulatory guidelines. The Company monitors required margin levels and requests additional collateral when deemed appropriate.

## 16. COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company has commitments in connection with various activities, the most significant of which are as follows:

*Leases* - The Company occupies office space under leases which expire at various dates through fiscal 2020, as well as utilizing office space under an arrangement with its affiliates. At November 30, 2007,

the future minimum aggregate annual rentals payable under non-cancelable signed leases (net of subleases aggregating approximately $5.8 million) for which the Company is a party to, are as follows:

| Fiscal Year | Amount (in thousands) |
|---|---|
| 2008 | $ 25,003 |
| 2009 | 25,619 |
| 2010 | 19,473 |
| 2011 | 15,827 |
| 2012 | 14,901 |
| Aggregate amount thereafter | 94,155 |
| Total | $ 194,978 |

The various leases contain provisions for periodic escalations resulting from increased operating and other costs. In addition to the direct leases quantified in the table above, the Company has entered into an agreement with its Parent and other affiliates whereby the cost of space utilized by the Company is allocated to it. This agreement excludes office space relating to the Parent's arrangement with respect to the 383 Madison Avenue, New York City location, as further discussed in Note 18 "Related Party Activities."

*Letters of Credit and Securities Borrowed* - At November 30, 2007, the Company had letters of credit outstanding of approximately $2.2 billion, of which approximately $1.0 billion were unsecured. Letters of credit approximating $1.8 billion were used as collateral for securities borrowed with a market value of approximately $1.7 billion and the remaining letters of credit were used primarily to satisfy margin requirements at various exchanges.

*Litigation* – Securities Corp. is the sole defendant in an action commenced in the United States Bankruptcy Court for the Southern District of New York by the Chapter 11 Trustee for Manhattan Investment Fund Limited ("MIFL"). The complaint seeks to recover from Securities Corp., among other things, certain allegedly fraudulent transfers made by MIFL in the amount of $141.4 million plus pre-judgment interest. Securities Corp. provided prime brokerage services to MIFL prior to its bankruptcy. In January 2007, the Bankruptcy Court granted the Trustee's motion for summary judgment on the fraudulent transfer claims against Securities Corp. Securities Corp. appealed the decision of the Bankruptcy Court to the United States District Court for the Southern District of New York. In December 2007, the District Court affirmed in part and reversed in part the decision of the Bankruptcy Court and concluded that a trial would be necessary. Securities Corp. believes it has substantial defenses to the Trustee's claims.

In the normal course of business, the Company has been named as a defendant in various legal actions that involve claims for substantial amounts. In addition, the Company is involved from time to time in investigations and proceedings by governmental agencies and self-regulatory organizations regarding the Company's business. Certain of the foregoing could result in adverse judgments, settlements, fines, penalties or other relief.

Because litigation is inherently unpredictable, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company cannot predict with certainty the loss or range of loss related to such matters, how such matters will be

resolved, when they will ultimately be resolved, or what the eventual settlement, fine, penalty or other relief might be. Consequently, the Company cannot estimate losses or ranges of losses for matters where there is only a reasonable possibility that a loss may have been incurred. Although the ultimate outcome of the various matters cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of the foregoing matters will not have a material adverse effect on the financial condition of the Company, taken as a whole; such resolution may, however, have a material effect on the operating results in any future period, depending on the level of income for such period.

*Other Commitments* - At November 30, 2007, the Company had other commitments of approximately $836.5 million, including commitments to purchase new issues of securities for underwriting activities aggregating $651.7 million.

## 17. GUARANTEES

In the ordinary course of business, the Company issues various guarantees to counterparties in connection with certain derivative and other transactions. FIN No. 45, *"Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"* requires the Company to recognize a liability at the inception of certain guarantees for obligations it has undertaken in issuing the guarantees and to disclose information about its obligations under certain guarantee arrangements.

The guarantees covered by FIN No. 45 include contracts that contingently require the guarantor to make payments to the guaranteed party based on changes related to an asset, a liability or an equity security of the guaranteed party, contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement and indirect guarantees of the indebtedness of others, even though the payment to the guaranteed party may not be based on changes to an asset, liability or equity security of the guaranteed party. In addition, FIN No. 45 covers certain indemnification agreements that contingently require the guarantor to make payments to the indemnified party, such as an adverse judgment in a lawsuit or the imposition of additional taxes due to either a change in the tax law or an adverse interpretation of the tax law.

*Derivative Contracts*

The Company's dealer activities cause it to make markets and trade a variety of derivative instruments. Certain derivative contracts that the Company has entered into meet the accounting definition of a guarantee under FIN No. 45. Derivatives that meet the FIN No. 45 definition of guarantees include credit default swaps (whereby a default or significant change in the credit quality of the underlying financial instrument may obligate the Company to make a payment), and written put options. Since the Company does not track the counterparties' purpose for entering into a derivative contract, it has disclosed derivative contracts that are likely to be used to protect against a change in an underlying financial instrument, regardless of their actual use.

On certain of these contracts, such as written interest rate caps and floors and foreign currency options, the maximum payout cannot be quantified since the increase in interest rates and foreign exchange rates is not contractually limited by the terms of the contracts. As such, the Company has disclosed notional amounts as a measure of the extent of its involvement in these classes of derivatives rather than maximum payout. Notional amounts do not represent the maximum payout and generally overstate the Company's exposure to these contracts. These derivative contracts are recorded at fair value, which approximated $36.2 million at November 30, 2007.

In connection with these activities, the Company attempts to mitigate its exposure to market risk by entering into a variety of offsetting derivative contracts and security positions.

The following table sets forth the maximum notional amounts per period associated with the Company's guarantees of derivative contracts as of November 30, 2007:

| | Less Than One Year | One to Three Years | Three to Five Years (in millions) | Greater than Five Years | Total |
|---|---|---|---|---|---|
| Derivative contracts | $ 7,082.4 | $ 35.0 | $ 590.0 | $ 363.8 | $ 8,071.2 |

*Other Guarantees*

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet these shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded in the Consolidated Statement of Financial Condition for these arrangements.

## 18. RELATED PARTY ACTIVITIES

*Clearance and Futures Activities* - At November 30, 2007, the Company's customer clearance and futures activities have resulted in net payables to affiliates of $7.0 billion included within payables to brokers, dealers and others and net receivables from affiliates of $46.6 million, included within receivables from brokers, dealers and others.

*Principal Transactions* - The Company enters into customer securities transactions with affiliates. At November 30, 2007, collateral deposited with affiliates relating to securities derivative transactions totaled approximately $3.8 billion which is included in receivables from brokers, dealers and others.

*Collateralized Securities Transactions* - The Company enters into reverse repurchase and repurchase transactions with affiliates. Balances at November 30, 2007 relating to such reverse repurchase transactions and repurchase transactions totaled $8.4 billion and $5.5 billion, respectively.

The Company enters into securities borrowed and securities loaned transactions with affiliates. Balances at November 30, 2007 relating to such securities borrowed and securities loaned transactions totaled $7.3 billion and $18.4 billion, respectively.

*Financing Activities* - In the ordinary course of business, the Company obtains financing from the Parent on both a secured and unsecured basis and provides collateralized short-term financing to affiliated companies. Interest rates on financing to affiliates and from the Parent are generally based on the federal funds rate.

*Financial Instruments* - The Company, from time to time, makes markets in debt issued by the Parent. Included in financial instruments owned and financial instruments sold, but not yet purchased, are $1.1 billion and $123.2 million, respectively, of such issuances.

*Facilities and Fixed Assets* - The Parent provides the Company with the use of certain facilities and fixed assets for which the Parent charges the Company a fee.

Additionally, the Parent and an affiliate are party to an agreement with respect to an office tower at 383 Madison Avenue, New York City ("383 Madison"), which was developed and built as the Parent's worldwide headquarters. The Company has an agreement, for which no costs are assigned, permitting its occupancy of 383 Madison.

*Capital Contribution* – During 2007, the Company received a capital contribution from the Parent in the form of NYSE Euronext, Inc. shares valued at $15.7 million.

* * * * * *

# BEAR, STEARNS & CO. INC.

## UNCONSOLIDATED COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 NOVEMBER 30, 2007 (in thousands)

| | | |
|---|---|---|
| NET CAPITAL | | |
| Total stockholder's equity | | $ 2,921,003 |
| Flow-through benefit - certain excess net capital of flow-through subsidiaries | | 1,158,918 |
| Subordinated liabilities | | 4,370,000 |
| Total capital and allowable subordinated liabilities | | 8,449,921 |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Deficits on reverse repurchase agreements | $ 592,148 | |
| Securities and other investments not readily marketable | 688,706 | |
| Exchange memberships | 485 | |
| Investment in and receivables from non flow-through subsidiaries | 502 | |
| Investment in and receivables from flow-through subsidiaries | 2,098,201 | |
| Loans and advances | 40,393 | |
| Nonallowable accounts receivable | 95,520 | |
| Prepaid expenses | 103,623 | |
| Corporate finance fees receivable | 8,710 | |
| Underwriting fees receivable | 44,500 | |
| Other | 1,758 | |
| | 3,674,546 | |
| Other deductions | 221,754 | 3,896,300 |
| Tentative net capital | | 4,553,621 |
| Market risk exposure | | 954,789 |
| Credit risk exposure | | 389 |
| Net capital | | $ 3,598,443 |



(Continued)

## BEAR, STEARNS & CO. INC.

### UNCONSOLIDATED COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
### NOVEMBER 30, 2007
### (in thousands)

| | |
|---|---|
| Net capital | $ 3,598,443 |
| Computation of alternative net capital requirement: | |
| 10% of overcollateralized reverse repurchase agreements | 52,064 |
| Minimum net capital requirement of Bear, Stearns & Co. Inc. | 500,000 |
| Total minimum net capital requirement | 552,064 |
| Excess net capital | $ 3,046,379 |

There are no material differences between the computation of net capital presented herein and that reported by Bear, Stearns & Co. Inc. in its unaudited Part II of Form X-17A-5 at November 30, 2007.

NOTES:

1. A flow-through benefit related to the excess net capital of Bear, Stearns Securities Corp., a subsidiary of Bear, Stearns & Co. Inc., has been included for purposes of the computation of net capital for brokers and dealers pursuant to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934.

2. At November 30, 2007, the difference between the unaudited unconsolidated statement of financial condition contained in Part II of Form X-17A-5 and the Consolidated Statement of Financial Condition contained herein primarily represents assets and liabilities (net of intercompany items) attributable to consolidated subsidiaries. At November 30, 2007, the assets, liabilities and stockholder's equity of these subsidiaries, in aggregate, are approximately $161.0 billion, $158.9 billion and $2.1 billion, respectively.

3. At November 30, 2007, on a consolidated basis, Bear, Stearns & Co. Inc. is in compliance with the tentative net capital early warning requirement as specified in Appendix E of the Securities and Exchange Commission's Uniform Net Capital Rule.

## BEAR, STEARNS & CO. INC.

### UNCONSOLIDATED COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 NOVEMBER 30, 2007

EXEMPTION UNDER SECTION (k)(2)(ii) IS CLAIMED:

Bear, Stearns & Co. Inc. is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that Bear, Stearns & Co. Inc.'s activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

## BEAR, STEARNS & CO. INC.

### UNCONSOLIDATED SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES PURSUANT TO SECTION 4d(2) UNDER THE COMMODITY EXCHANGE ACT AND UNCONSOLIDATED SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO REGULATION 30.7 UNDER THE COMMODITY EXCHANGE ACT NOVEMBER 30, 2007

As Bear, Stearns & Co. Inc. does not carry customer accounts for trading on U.S. Commodity Exchanges or Foreign Commodity Exchanges, Bear, Stearns & Co. Inc. neither computes nor segregates funds pursuant to section 4d(2) or Regulation 30.7 under the Commodity Exchange Act.

Deloitte.

**Deloitte & Touche LLP**
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

January 25, 2008

Bear, Stearns & Co. Inc.
383 Madison Avenue
New York, NY 10179

In planning and performing our audit of the consolidated financial statements of Bear, Stearns and Co. Inc. and subsidiaries (the "Company") as of and for the year ended November 30, 2007 (on which we issued our report dated January 25, 2008), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computation of and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3; and (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the CFTC), we did not review the practices and procedures followed by the Company in the making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. We did not review the practices and policies followed by the Company in making the daily computations of the segregation requirements of Section 4d(a)(2) and Regulation 30.7 of the Commodity Exchange Act and the regulations thereunder, as the Company does not carry any customers' regulated commodity futures, foreign futures or foreign options accounts.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at November 30, 2007, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, and the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END